POLYMET MINING CORP.
(a development stage company)

CONSOLIDATED FINANCIAL STATEMENTS

31 January 2009, 2008 and 2007

U.S. Funds

POLYMET MINING CORP.

Management Report

Management’s Responsibility for Consolidated Financial Statements

The accompanying Consolidated Financial Statements of PolyMet Mining Corp. (the “Company) are the responsibility of management. The Consolidated Financial Statements have been prepared by management in accordance with Canadian generally accepted accounting principles and include certain estimates that reflect management’s best judgments.

The Company’s Board of Directors has approved the information contained in the Consolidated Financial Statements. The Board of Directors fulfills its responsibilities regarding the Consolidated Financial Statements mainly through its Audit Committee, which has a written mandate that complies with current requirements of Canadian securities legislation and the United States Sarbanes-Oxley Act of 2002. The Audit Committee meets at least on a quarterly basis.

Management’s Annual Report on Internal Control over Financial Reporting

Management is also responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Consolidated Financial Statements for external reporting purposes in accordance with GAAP.

Internal control over financial reporting, no matter how well designed, has inherent limitations. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has assessed the effectiveness of the Company’s internal control over financial reporting as at 31 January 2009. In making its assessment, management has used the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) to evaluate the Company’s internal control over financial reporting. Based on this assessment, management has concluded that the Company had a material weakness in internal control over financial reporting.

A material weakness is a control deficiency, or combination of control deficiencies, such that there is a reasonable possibility that a material misstatement of the annual financial statements will not be prevented or detected.

As at 31 January 2009, effective controls were not maintained over the accounting treatment and review of one-off transactions in the financial statement close process relating to the Company’s share bonus plan. This isolated control deficiency resulted in a non-cash increase in contributed surplus and mineral property of $2.0 million in the consolidated financial statements.

As a result, management concluded that the Company’s internal control over financial reporting was not effective as at 31 January 2009.

The effectiveness of the Company’s internal control over financial reporting as at 31 January 2009 has been audited by PricewaterhouseCoopers LLP, our independent auditors, as stated in their report which appears herein.

“Joseph Scipioni” (signed)	“Douglas Newby” (signed)

Joseph Scipioni	Douglas Newby
President and Chief Executive Officer	Chief Financial Officer

Independent Auditors’ Report

To the Shareholders of PolyMet Mining Corp.

We have completed integrated audits of PolyMet Mining Corp.’s 2009 and 2008 consolidated financial statements and of its internal control over financial reporting as at January 31, 2009 and an audit of its 2007 consolidated financial statements. Our opinions, based on our audits, are presented below.

Consolidated financial statements

We have audited the accompanying consolidated balance sheets of PolyMet Mining Corp. (the “Company”) as at January 31, 2009 and 2008, and the related consolidated statements of loss, other comprehensive loss and deficit, changes in shareholders’ equity and cash flows for each of the years in the three year period ended January 31, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits of the Company’s financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. A financial statement audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at January 31, 2009 and January 31, 2008 and the results of its operations and its cash flows for each of the years in the three year period ended January 31, 2009, in accordance with Canadian generally accepted accounting principles.

Internal control over financial reporting

We have also audited PolyMet Mining Corp.’s internal control over financial reporting as at January 31, 2009, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control, based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual financial statements will not be prevented or detected on a timely basis. As at January 31, 2009, a material weakness relating to the Company’s share bonus plan was identified as described in the accompanying Management Annual Report on Internal Control over Financial Reporting.

We considered this material weakness in determining the nature, timing and extent of audit tests applied in our audit of the Company’s January 31, 2009 consolidated financial statements, and our opinion regarding the effectiveness of the Company’s internal control over financial reporting does not affect our opinion on these consolidated financial statements.

In our opinion, the Company did not maintain, in all material respects, effective internal control over financial reporting as at January 31, 2009 based on criteria established in Internal Control — Integrated Framework issued by the COSO.

"PricewaterhouseCoopers LLP"

Chartered Accountants
Vancouver, BC, Canada
April 29, 2009

PolyMet Mining Corp.
(a development stage company)
Consolidated Balance Sheets
As at January 31
All figures in Thousands of U.S. Dollars

ASSETS	2009	2008
Current
Cash and equivalents	$7,354	$20,084
Accounts receivable and advances	69	168
Investment (Note 13)	57	1,445
Prepaid expenses	470	793
	7,950	22,490
Deferred Financing Costs (Note 14c)	1,739	1,690
Mineral Property, Plant and Equipment (Notes 3 and 4)	93,067	65,019
	$102,756	$89,199

LIABILITIES
Current
Accounts payable and accrued liabilities	$2,797	$4,266
Current portion of long term debt (Note 5)	1,250	1,401
Current portion of asset retirement obligation (Note 6)	321	265
	4,368	5,932
Long term
Long term debt (Note 5)	10,063	10,834
Long term accounts payable	-	108
Convertible debt (Note 7)	13,943	-
Asset retirement obligation (Note 6)	2,890	3,174
Total Liabilities	31,264	20,048

SHAREHOLDERS’ EQUITY
Share Capital - (Note 8)	104,768	104,615
Contributed Surplus – (Note 8d)	27,549	20,825
Deficit	(60,825)	(56,289)
	71,492	69,151
Total Liabilities and Shareholders’ Equity	$102,756	$89,199

Nature of Business and Liquidity Risk (Note 1)
Contingent Liabilities and Commitments (Notes 4 and 14)

ON BEHALF OF THE BOARD:

“William Murray”	, Director

“David Dreisinger”	, Director

- See Accompanying Notes –

PolyMet Mining Corp.
(a development stage company)
Consolidated Statements of Loss, Other Comprehensive Loss and Deficit
For the Years Ended 31 January
All figures in Thousands of U.S. Dollars, except per share amounts

	2009	2008	2007
Pre-feasibility Costs (Note 2)	-	-	8,844

General and Administrative
Amortization	31	56	7
Consulting fees	45	73	1,458
Investor relations and financing	169	270	218
Office and corporate wages	1,247	1,681	899
Professional fees	512	652	790
Shareholders’ information	311	373	125
Stock-based compensation (Note 8c))	487	635	4,723
Transfer agent and filing fees	158	127	272
Travel	424	532	482
	3,384	4,399	8,974

Other Expenses (Income)
Interest income, net	(154)	(1,168)	(428)
Loss (gain) on foreign exchange	156	(566)	536
Investment loss (Note 13)	1,365	1,050	-
Rental income	(215)	(25)	(33)
	1,152	(709)	75

Loss for the Year and Comprehensive Loss	4,536	3,690	17,893

Deficit Beginning of the Year	56,289	52,599	34,706

Deficit End of Year	60,825	56,289	52,599

Basic and Diluted Loss per Share	$(0.03)	$(0.03)	$(0.16)
		-
Weighted Average Number of Shares	137,187,927	133,697,572	114,754,213

- See Accompanying Notes -

PolyMet Mining Corp.
(a development stage company)
Consolidated Statements of Changes in Shareholders’ Equity

All figures in Thousands of U.S. Dollars, except for Shares	Common Shares (Note 8)
	Authorized			Contributed
	Shares	Shares	Amount	Surplus	Deficit	Total
Balance – 31 January 2006	Unlimited	100,173,173	46,009	8,084	(34,706)	19,387
Loss for the year	-	-	-	-	(17,893)	(17,893)
Issuance of shares for bonus (Note 14a))	-	2,350,000	1,289	-	-	1,289
Shares issued for cash:
Exercise of warrants	-	14,662,703	17,963	(3,653)	-	14,310
Exercise of options	-	2,193,000	765	-	-	765
Shares issued for property (Note 4)	-	2,000,000	6,160	-	-	6,160
Stock-based compensation	-	-	-	4,723	-	4,723
Warrants issued for deferred financing costs	-	-	-	1,197	-	1,197
Fair value of stock options exercised	-	-	737	(737)	-	-
Balance – 31 January 2007	Unlimited	121,378,876	$72,923	$9,614	$(52,599)	$29,938
Loss for the year	-	-	-	-	(3,690)	(3,690)
Shares and warrants issued:
Exercise of options	-	462,200	303	-	-	303
Fair value of stock options exercised	-	-	212	(212)	-	-
Private placement, finders’ fees and issuance costs	-	15,149,999	31,177	8,346	-	39,523
Stock-based compensation	-	-	-	3,077	-	3,077
Balance – 31 January 2008	Unlimited	136,991,075	$104,615	$20,825	$(56,289)	$69,151
Loss for the year	-	-	-	-	(4,536)	(4,536)
Shares and warrants issued:
Exercise of options	-	312,800	452	-	-	452
Fair value of stock options exercised	-	-	245	(245)	-	-
Convertible debt – conversion factor and warrants (Note 7)	-	-	-	691	-	691
Accrual of Milestones 2 and 4 Bonus Shares (Note 14)	-	-	-	3,912	-	3,912
Amendment to previously issued warrants (Note 8a))	-	-	(544)	544	-	-
Stock-based compensation	-	-	-	1,822	-	1,822
Balance – 31 January 2009	Unlimited	137,303,875	$104,768	$27,549	$(60,825)	$71,492

- See Accompanying Notes -

PolyMet Mining Corp.
(a development stage company)
Consolidated Statements of Cash Flows
For the Years Ended 31 January
All figures in Thousands of U.S. Dollars

	2009	2008	2007
Operating Activities
Loss for the year	$(4,536)	$(3,690)	$(17,893)
Items not involving cash
Consulting fees and Office and Corporate wages (Note 14a))	-	-	1,289
Amortization	31	56	7
Investment loss (Note 13)	1,365	1,050	-
Stock-based compensation	487	635	4,723
Changes in non-cash working capital items
Accounts receivable and advances	99	(107)	(20)
Prepaid expenses	323	(583)	(135)
Accounts payable and accrued liabilities	(1,059)	(51)	(199)
Net cash used in operating activities	(3,290)	(2,690)	(12,228)

Financing Activities
Share capital - for cash	452	39,826	15,075
Long-term debt repayment	(1,400)	(2,000)	(1,250)
Convertible debt	14,333	-	-
Deferred financing costs	(49)	(293)	(200)
Net cash provided by financing activities	13,336	37,533	13,625

Investing Activities
Purchase of investment	-	(2,495)	-
Purchase of mineral property, plant and equipment	(22,776)	(21,161)	(4,171)
Net cash used in investing activities	(22,776)	(23,656)	(4,171)

Net Increase (Decrease) in Cash and Cash Equivalents Position	(12,730)	11,187	(2,774)
Cash and Cash Equivalents Position - Beginning of Year	20,084	8,897	11,671
Cash and Cash Equivalents Position - End of Year	$7,354 $	20,084	$8,897

- See Accompanying Notes -

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
For the years ended 31 January 2009, 2008 and 2007
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

1.	Nature of Business and Liquidity Risk

PolyMet Mining Corp. (the “Company”) was incorporated in British Columbia, Canada on 4 March 1981 under the name Fleck Resources Ltd. The Company changed its name from Fleck Resources to PolyMet Mining Corp. on 10 June 1998. The Company is engaged in the exploration and development, when warranted, of natural resource properties. The Company’s primary mineral property is the NorthMet Project, a polymetallic project in northeastern Minnesota, USA. The realization of the Company’s investment in the NorthMet Project and other assets is dependent upon various factors, including the existence of economically recoverable mineral reserves, the ability to obtain the necessary financing to complete the exploration and development of the NorthMet Project, future profitable operations, or alternatively upon disposal of the investment on an advantageous basis.

On 25 September 2006, the Company received the results of a Definitive Feasibility Study (“DFS”) prepared by Bateman Engineering (Pty) Ltd. (“Bateman”) that confirms the economic and technical viability of the NorthMet Project and, as such, the Project has moved from the exploration stage to the development stage.

Liquidity Risk

The consolidated financial statements have been prepared on a going concern basis which contemplates the realization of assets and the settlement of liabilities in the normal course of operations. Liquidity risk is the risk that the Company will be unable to meet its financial obligations as they fall due.

The Company has taken steps to fund its operations through the issuance of equity and debt. It plans to meet its financial obligations to the point at which all regulatory approvals for its NorthMet project have been obtained and which will allow the Company to raise capital to construct its mine and commence commercial production. Management believes that the negotiation of a convertible debenture (Note 7) for $50 million in 2008 will be sufficient to meet its obligations until it is able to raise capital to construct its mine. Two tranches of the convertible debenture amounting to $15 million were advanced to the Company by January 31, 2009. Further advances require the Company to achieve certain milestones and conditions. One of these conditions is for the Company to obtain the consent of Cliffs Natural Resources Inc. ("Cliffs") to allow the debenture holder to obtain a mortgage over certain of the Company’s assets (Notes 4&5). In the event that the milestones and conditions laid out in the convertible debenture are not met or their achievement is delayed the Company may be forced to curtail or delay expenditures, sell assets or seek additional financing sources. All of these circumstances may delay the progress of or affect the ultimate success of the Company’s plans.

Management of the Company has developed plans which, in the event of delays of the achievement of milestones or conditions under the convertible debenture, involve the curtailment or postponement of certain activities, the sale of assets and the provision of additional sources of finance. However, there is no assurance that management will be successful in achieving any or all of the opportunities it has identified or obtain sufficient liquidity to execute its business plans.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
For the years ended 31 January 2009, 2008 and 2007
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

2.	Significant Accounting Policies

The consolidated financial statements of PolyMet Mining Corp. have been prepared in accordance with accounting principles generally accepted in Canada that require management to make assumptions and estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as at the date of the financial statements.

Significant estimates used in the preparation of these consolidated financial statements include, amongst other things, expected economic lives of plant and equipment, anticipated costs of asset retirement obligations including the reclamation of mine site, valuation of options, convertible debt and share purchase warrants, and the assessment of impairment in value of long lived assets. Actual results could differ from these estimates. Significant differences from United States generally accepted accounting principles are disclosed in Note 16.

Basis of consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Poly Met Mining, Inc. Inter-company balances and transactions have been eliminated on consolidation.

Cash and Cash Equivalents

The Company considers cash and cash equivalents to include amounts held in banks and highly liquid debt investments with remaining maturities at point of purchase of three months or less.

Mineral Property, Plant and Equipment

Mineral property

Mineral property costs, aside from mineral property acquisition costs, incurred prior to determination of the DFS are expensed as incurred and expenditures incurred subsequent to the DFS and mineral property acquisition costs are deferred or capitalized until the property is placed into production, sold, allowed to lapse or abandoned. Acquisition costs include cash, debt and fair market value of common shares.

Upon commencement of production, mineral properties and acquisition costs relating to mines are amortized over the estimated life of the proven and probable mineral reserves to which they relate, calculated on a unit of production basis.

As a result of the DFS on the NorthMet Project, the Project entered the development stage effective 1 October 2006. The Company has deferred mineral property development expenditures related to the NorthMet Project from that date.

Ownership in mineral interests involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyance history characteristic of many mineral interests. The Company has investigated ownership of its mineral interests and, to the best of its knowledge, ownership of its interests are in good standing.

Plant and equipment

Plant and equipment are recorded at cost and depreciated over the estimated life of the related assets calculated on a unit of production or straight-line basis, as appropriate.

Depreciation of plant and equipment is provided on a straight-line basis over the estimated economic life of the assets as follows:

Leasehold improvements – Straight-line over the term of the lease
Furniture and equipment – Straight-line over 10 years
Computers – Straight-line over 5 years
Computer software – Straight-line over 1 year

Mineral property, plant and equipment related to the NorthMet Project will begin to be amortized at the time the project commences operations.

Loss Per Share

Loss per share is computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year. Basic and diluted losses per share are the same for the periods reported, as the effect of potential issuances of shares under warrant or share option agreements would be anti-dilutive.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
For the years ended 31 January 2009, 2008 and 2007
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

2.	Significant Accounting Policies - Continued

Foreign Currency Translation

The United States (“U.S.”) dollar is the functional currency of the Company’s business. Accordingly, amounts in these consolidated financial statements are expressed in U.S. dollars unless otherwise stated. The Company’s non-U.S. operations are considered to be integrated with the U.S. operations and have been translated into U.S. dollars using the temporal method. Under this method, monetary assets and liabilities are translated at the rate of exchange in effect at the balance sheet dates and non-monetary assets and liabilities are translated at the exchange rate in effect at the times of the transactions. Revenue and expense items are translated at rates approximating the exchange rate in effect at the time of the transactions, except for amortization which is translated at historical rates. Translation gains and losses are reflected in the year.

Stock-Based Compensation and Share Purchase Warrants

All stock-based awards made to directors, employees and non-employees are measured and recognized using a fair value based method. For directors and employees, the fair value of the options is measured at the date of the grant. For non-employees, the fair value of the options is measured on the earlier of the date at which the counterparty performance is complete or the date the performance commitment is reached or the date at which the equity instruments are granted if they are fully vested and non-forfeitable. For directors, employees and non-employees, the fair value of the options is accrued and charged either to operations or mineral property plant and equipment, with the offsetting credit to contributed surplus, on a graded method over the vesting period. If and when the stock options are ultimately exercised, the applicable amounts of contributed surplus are transferred to share capital.

The Company issues share purchase warrants in connection with certain equity transactions. The fair value of the warrants, as determined using the Black-Scholes option pricing model, is credited to contributed surplus. The recorded value of share purchase warrants is transferred to share capital upon exercise.

Asset Retirement Obligations

The Company follows CICA Handbook Section 3110, Asset Retirement Obligations (“CICA 3110”) which requires the recognition of a legal liability for obligations relating to the retirement of property, plant and equipment and obligations arising from the acquisition, construction, development, or normal operation of those assets. Such asset retirement costs must be recognized at fair value, when a reasonable estimate of fair value can be estimated, in the year in which the liability is incurred. A corresponding increase to the carrying amount of the related asset, where one is identifiable, is recorded and amortized over the life of the asset. Where a related asset is not easily identifiable with a liability, the change in fair value over the course of the year is expensed. The estimates are based principally on legal and regulatory requirements. It is possible that the Company’s estimates of its ultimate reclamation and closure liabilities could change as a result of changes in regulations, changes in the extent of environmental remediation required, changes in the means of reclamation or changes in cost estimates.

The operations of the Company may in the future be affected from time to time in varying degrees by changes in environmental regulations, including those for future removal and site restoration costs.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
For the years ended 31 January 2009, 2008 and 2007
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

2.	Significant Accounting Policies - Continued

Both the likelihood of new regulations and their overall effect upon the Company may vary greatly and are not predictable.

Impairment of Long-Lived Assets

The Company performs impairment tests on its mineral property, plant and equipment when events or changes in circumstances indicate that the carrying values of assets may not be recoverable. These tests require the comparison of the undiscounted future cash flows derived from these assets with the carrying value of the assets. If a shortfall exists, the assets are written down to fair value, determined primarily using discounted cash flow models.

Recent Accounting Pronouncements

The Company has adopted the following CICA standards effective for the Company commencing February 1, 2008:

a)

Section 3031 – Inventories. This section prescribes the accounting treatment for inventories and provides guidance on the determination of costs and its subsequent recognition as an expense, including any write-down to net realizable value. It also provides guidance on the cost formulas that are used to assign costs to inventories.

b)

Sections 3862 & 3863 – Financial Instruments – Disclosures and Presentation. These new standards replace Section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing disclosure requirements and carrying forward unchanged the presentation requirements. Section 3862 requires entities to provide disclosure of quantitative and qualitative information in their financial statements that enable users to evaluate (a) the significance of financial instruments for the entity’s financial position and performance; and (b) the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and management’s objectives, policies and procedures for managing such risks. Entities will be required to disclose the measurement basis or bases used, and the criteria used to determine classification for different types of instruments.

The Section requires specific disclosures to be made, including the criteria for:

		(i)	Designating financial assets and liabilities as held for trading;
		(ii)	Designating financial assets as available for sale, and
		(iii)	Designating when impairment is recorded against the related financial asset or when an allowance account is used.

	c)	The adoption of Sections 3031, 3862 and 3863 did not have any impact on the opening equity and deficit of the Company.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
For the years ended 31 January 2009, 2008 and 2007
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

2.	Significant Accounting Policies - Continued

In addition to above noted accounting policies, on 1 February 2008 the Company also adopted CICA Handbook Section 1535 – Capital Disclosures. The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development of the NorthMet Project and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

Similar to other companies in the development stage, the Company is in discussions with certain parties to provide funding which will enable the Company to execute its business plan. With the completion of the DFS and taking into account the current permitting process the Company is in, PolyMet will require additional funds through completion of permitting and through Project construction. Funding for the Project could come from a number of sources and include internal cash flows (for the second stage of the construction), bank project financing and capital market financing. During the upcoming fiscal year, the Company’s objective is to identify the source or sources from which it will obtain the capital required to complete the Project.

The Company has no externally imposed capital requirements. In the management of capital, the Company includes the components of shareholders’ equity, convertible debt and long-term debt. The Company manages the capital structure and makes adjustments to it depending on economic conditions and the rate of anticipated expenditures. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets.

In order to assist in management of its capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors. The budgets are approved by the Company’s Board of Directors.

Although the Company expects its current capital resources, supplemented by the financing discussed in Note 7 to these financial statements, will be sufficient to carry out its plans and operations through 31 January 2010, it does not currently have sufficient capital to meet its estimated project capital expenditure requirements and is currently in discussions to arrange sufficient capital to meet these requirements.

New Accounting Pronouncements

On February 1, 2009, the Company will be required to adopt CICA Section 3064, Goodwill and Intangible Assets. This new standard provides guidance on the recognition, measurement, presentation and disclosure of goodwill and other intangible assets. The adoption of this standard is expected to result in the Company ceasing to capitalize to mineral property, on a retrospective basis, accretion related to asset retirement obligations in its consolidated financial statements.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
For the years ended 31 January 2009, 2008 and 2007
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

2.	Significant Accounting Policies - Continued

In January 2009, the CICA issued Section 1582 “Business Combinations” to replace Section 1581. Prospective application of the standard is effective January 1, 2011, with early adoption permitted. This new standard effectively harmonizes the business combinations standard under Canadian GAAP with International Financial Reporting Standards (“IFRS”). The new standard revises guidance on the determination of the carrying amount of the assets acquired and liabilities assumed, goodwill and accounting for non-controlling interests at the time of a business combination.

The CICA concurrently issued Section 1601 “Consolidated Financial Statements” and Section 1602 “Non-Controlling Interests” which replace Section 1600 “Consolidated Financial Statements. Section 1601 provides revised guidance on the preparation of consolidated financial statements and Section 1602 addresses accounting for non-controlling interests in consolidated financial statements subsequent to a business combination. These standards are effective January 1, 2011, unless they are early adopted at the same time as Section 1582 “Business Combinations”.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
For the years ended 31 January 2009, 2008 and 2007
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

3.	Resource Property Agreements

NorthMet, Minnesota, U.S.A. - Lease

Pursuant to an agreement dated 4 January 1989, subsequently amended and assigned, the Company leases certain lands in St. Louis County, Minnesota from RGGS Land & Minerals Ltd., L.P. During the year ended 31 January 2005, United States Steel Corporation assigned the lease to RGGS Land & Minerals Ltd., L.P. The current term of the renewable lease is 20 years and calls for total lease payments of $1,475,000. All lease payments have been paid to 31 January 2009.

The Company can, at its option, terminate the lease at any time by giving written notice to the lessor not less than 90 days prior to the effective termination date or can indefinitely extend the 20-year term by continuing to make $150,000 annual lease payments on each successive anniversary date.

The lease payments are considered advance royalty payments and shall be deducted from future production royalties payable to the lessor, which range from 3% to 5% based on the net smelter return received by the Company. The Company’s recovery of the advance royalty payments is subject to the lessor receiving an amount not less than the amount of the annual lease payment due for that year.

Pursuant to the leases, PolyMet holds mineral rights and the right to mine. PolyMet had intended to acquire surface rights through a land exchange with the United States Forest Service, which costs have been included in the capital cost estimate of the Project. Legislation has been introduced in the United States Congress to facilitate a possible direct acquisition of surface rights.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
For the years ended 31 January 2009, 2008 and 2007
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

4.	Mineral Property, Plant and Equipment

Details are as follows:

		Accumulated	Net Book
31 January 2009	Cost	Amortization	Value
NorthMet Project	$92,864	$-	$92,864
Leasehold improvements	47	21	26
Computers	224	125	99
Furniture and equipment	137	59	78
	$93,272	$205	$93,067

		Accumulated	Net Book
31 January 2008	Cost	Amortization	Value
NorthMet Project	$64,766	$-	$64,766
Leasehold improvements	48	12	36
Computers	135	23	112
Furniture and equipment	136	31	105
	$65,085	$66	$65,019

Erie Plant, Minnesota, U.S.A.

On 15 November 2005, the Company exercised an option to acquire 100% ownership of large portions of the former LTV Steel Mining Company ore processing plant in northeastern Minnesota under the Asset Purchase Agreement with Cliffs.

The consideration for the purchase was $1 million in cash, $2.4 million in notes payable and the issuance of 6,200,547 common shares (at fair market value of $7,564,000) in the capital stock of the Company. The final instalment was paid on 30 June 2008 (Note 5).

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
For the years ended 31 January 2009, 2008 and 2007
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

4.	Mineral Property, Plant and Equipment - Continued

On 20 December 2006, the Company closed a transaction (the “Asset Purchase Agreement II”) in which it acquired, from Cliffs, property and associated rights sufficient to provide it with a railroad connection linking the mine development site and the Erie Plant. The transaction also included a 120-railcar fleet, locomotive fuelling and maintenance facilities, water rights and pipelines, large administrative offices on site and an additional 6,000 acres to the east and west of and contiguous to its existing tailing facilities.

The purchase price totalling 2 million shares and $15 million in cash and debt was in four tranches:

	•	2 million shares of PolyMet, paid at closing;

	•	$1 million in cash, paid at closing;

•

$7 million in cash, payable in quarterly instalments of $250,000 commencing 31 December 2006 with the balance payable upon receipt of production financing. Interest is payable quarterly starting 31 December 2006 at the Wall Street Journal Prime Rate; and

•

$7 million in cash, payable in quarterly instalments of $250,000 commencing on 31 December 2009. No interest will be payable until 31 December 2009 after which it will be payable quarterly at the Wall Street Journal Prime Rate, accordingly the debt has been fair valued, for balance sheet purposes, by discounting it at 8.25%.

The Company has assumed certain ongoing site-related environmental and reclamation obligations as a result of the above purchases. These environmental and reclamation obligations are presently contracted under the terms of the purchase agreements with Cliffs. Once the Company obtains its permit to mine and Cliffs is released from its obligations by the State agencies, the environmental and reclamation obligations will be direct with the governing bodies. The present value of the asset retirement obligation in the amount of $3,211,000 (Note 6) has been recorded as an increase in the carrying amount of the NorthMet Project assets and will be amortized over the life of the asset.

Interest and loan accretion to 31 January 2009 in the amount of $1,957,000 (2008 - $1,227,000) has been capitalized as part of the cost of the NorthMet Project assets.

As the above assets are not in use no amortization of these assets has been recorded to 31 January 2009.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
For the years ended 31 January 2009, 2008 and 2007
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

5.	Long Term Debt

Pursuant to the Asset Purchase Agreements (Note 4) the Company’s wholly owned subsidiary Poly Met Mining, Inc. signed three notes payable to Cliffs in the amounts of $2,400,000, $7,000,000 and $7,000,000, respectively. The first note was interest bearing at the annual simple rate of four percent (4%) and the final payment was made on June 2008. The second note is interest bearing at the Wall Street Journal Prime Rate and is being paid in quarterly instalments equal to $250,000 commencing 31 December 2006, with the balance repayable upon receipt of commercial financing, for total repayment of $7,000,000. The third note is interest bearing at the Wall Street Journal Prime Rate and shall be paid in quarterly instalments equal to $250,000 commencing on 31 December 2009 for total repayment of $7,000,000. No interest will be payable on the third note until 31 December 2009. Accordingly it has been fair valued, for balance sheet purposes, by discounting it at 8.25%. If PolyMet were to default on individual elements of the transactions with Cliffs, the assets associated with the default could revert to Cliffs’ control. As at 31 January 2009 the outstanding long term debt was as follows:

	31 January 2009	31 January 2008

Notes Payable	$11,299	$12,204
Accrued interest	14	31
Total debt	11,313	12,235
Less current portion	(1,250)	(1,401)

Long term debt	$10,063	$10,834

6.	Asset Retirement Obligation

As part of the consideration for the Cliffs Purchase Agreements (Note 4), the Company indemnified Cliffs for the liability for final reclamation and closure of the acquired property.

Federal, state and local laws and regulations concerning environmental protection affect the Company’s operations. Under current regulations, the Company is contracted to indemnify Cliff’s requirement to meet performance standards to minimize environmental impact from operations and to perform site restoration and other closure activities. The Company’s provisions for future site closure and reclamation costs are based on known requirements. It is not currently possible to estimate the impact on operating results, if any, of future legislative or regulatory developments. The Company’s estimate of the present value of the obligation to reclaim the NorthMet Project is based upon existing reclamation standards at 31 January 2009 and Canadian GAAP. Once the Company obtains its permit to mine the environmental and reclamation obligations will be direct with the governing bodies.

The Company’s estimate of the fair value of the asset retirement obligation at 31 January 2009 was $3,211,000 (2008 - $3,439,000). These were based upon a 31 January 2009 undiscounted future cost of $21.5 million for the first Cliffs transaction and $2.0 million for Cliffs II, an annual inflation rate of 2.00%, and a credit-adjusted risk free interest rate of 12.00% and a mine life of 20 years and a reclamation period of 9 years. Accretion of the liability to 31 January 2009 of $1,157,000 (2008 - $714,000) until the commencement of commercial production has been capitalized to the NorthMet Project assets.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
For the years ended 31 January 2009, 2008 and 2007
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

7.	Convertible Debt

On October 31, 2008, the Company entered into a financing with Glencore AG (“Glencore”) for an aggregate of US$50 million floating rate secured debentures due on September 30, 2011 (the "Debentures") to be issued by the Company's wholly-owned Minnesota subsidiary, Poly Met Mining, Inc. (“PolyMet US”), and guaranteed by the Company. The Debentures bear interest at 12-month US dollar LIBOR plus 4%. Interest is payable in cash or by increasing the principal amount of the Debentures, at PolyMet’s option, for payments on or before September 30, 2009, and at Glencore’s option thereafter. At 31 January 2009, $180,000 of interest had been added to the principal amount of the debt. The Debentures are secured by all of the assets of PolyMet and PolyMet US, including a pledge of PolyMet’s 100% shareholding in PolyMet US.

The Debentures are exchangeable into common shares of PolyMet at Glencore’s option at US$4.00 per share. The Issuer can, at its option, prepay the Debentures if PolyMet’s shares trade at a 20-day volume weighted average price equal to or exceeding US$6.00, at which time, and at Glencore’s option, Glencore could exchange the Debentures for common shares of PolyMet within 30 days in lieu of payment. Repayment between October 1, 2009 and September 30, 2010 would be at 105% of the then outstanding principal of the Debentures, repayment between October 1, 2010 and September 30, 2011 would be at 102.5% of the outstanding principal.

US$7.5 million of the Debentures were issued on 31 October 2008 and an additional US$7.5 million of the Debentures were issued on 22 December 2008. US$10 million of the Debentures will be issued in two tranches subject to expenditures being in material compliance with budget, other customary conditions and agreement between Glencore and Cliffs on terms and conditions whereby Cliffs will provide its consent to Glencore as mortgagee of the Erie Plant.

The final US$25 million of the Debentures, to be used primarily for detailed engineering and procurement, are to be issued upon publication of the Final Environmental Impact Statement in the State of Minnesota’s Environmental Quality Board Monitor, receipt by the Company of a bona fide term sheet for construction financing and are subject to expenditures being in material compliance with budget and other customary conditions.

On 31 October 2008, PolyMet issued to Glencore warrants to purchase 6.25 million common shares of PolyMet at US$5.00 if exercised before the NorthMet Project has produced a total of 20,000 metric tonnes of concentrate, or US$6.00 thereafter. The warrants expire on September 30, 2011. If the volume-weighted 20-day average price of PolyMet’s common shares trade at a 50% premium to the then applicable exercise price, Glencore must exercise the warrants within 30 days or the warrants will expire.

The Company has accounted for the initial US$7.5 million of the Debentures and the 6.25 million common share warrants by allocating the $7.5 million between the debt, the exchangeable feature of the debt and the warrants based on their pro rata fair values. The debt has been fair valued using the difference between 9% and 12 month LIBOR at October 31, 2008 (3.2075%) plus 4%. Costs related to the financing of $636,000 have been recorded against the convertible debt.

The Company has accounted for the second US$7.5 million of the Debentures by allocating the $7.5 million between the debt and the exchangeable feature of the debt based on their pro rata fair values. The debt has been fair valued using the difference between 9% and 12 month LIBOR at October 31, 2008 (3.2075%) plus 4%. Costs related to the financing of $31,000 have been recorded against the convertible debt.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
For the years ended 31 January 2009, 2008 and 2007
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

8.	Share Capital

	a)	Share Issuances for Cash

During the year ended 31 January 2009 the company issued 312,800 shares pursuant to the exercise of stock options for total proceeds of $452,000.

During the year ended 31 January 2008 the company issued the following shares for cash:

i)

On 17 April 2007, the Company closed a non-brokered private placement financing of 15 million units at US$2.75 per unit, with each unit comprising one common share and one-half of one warrant (for accounting purposes, the value of the units was bifurcated between the common shares and the warrants). Each whole warrant was exercisable into a common share at a price of US$4.00 at any time until 13 October 2008 (see amendment below), subject to an early trigger if the 20-day volume weighted average price of the common shares is US$6.00 or more. In connection with the private placement, the Company has paid finders’ fees totalling US$1.43 million in cash, 150,000 shares and 520,000 broker warrants having the same terms as the warrants described above, and

		ii)	462,200 shares pursuant to the exercise of stock options for total proceeds of $303,000.

During the year ended 31 January 2007 the Company issued the following shares for cash:

i)	14,662,703 shares pursuant to the exercise of warrants at prices between Cdn$0.20 and Cdn$2.00 (US$0.09 and US$1.77) for total proceeds of $14,310,000 (Note 8e)), and

ii)	2,193,000 shares pursuant to the exercise of stock options for total proceeds of $765,000.

On 10 October 2008, the Company announced that it had received the consent from the holders of more than two-thirds of the 8,020,000 warrants issued as part of the April 2007 private placement to exchange those warrants into:

•

4,010,000 warrants, each warrant entitling the holder to purchase one share of PolyMet common stock at US$3.00 per share at any time until the sooner of 30 calendar days after publication of the draft Environmental Impact Statement by the State of Minnesota in the state’s Environmental Quality Board Monitor and October 13, 2009, and

•

4,010,000 warrants, each warrant entitling the holder to purchase one share of PolyMet common stock at US$5.00 if exercised before the NorthMet Project has produced a cumulative total of 20,000 metric tonnes of concentrate, or US$6.00 thereafter and prior to August 31, 2011. PolyMet can accelerate the expiration of the warrants if PolyMet’s volume-weighted 20-day average stock price trades at a 50% premium to the exercise price applicable at any time.

The incremental $544,000 increase in the fair value of the warrants due to the warrant exchange has been debited to share capital and credited to contributed surplus.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
For the years ended 31 January 2009, 2008 and 2007
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

8.	Share Capital - Continued

	b)	Stock Options

Effective 25 May 2007, the Company adopted a new Omnibus Share Compensation Plan (“Stock Option Plan”), which was approved by the Company’s shareholders’ on 27 June 2007. The Stock Option Plan covers the Company’s employees, directors, officers and consultants. The options are granted for varying terms ranging from two to five years. The maximum number of common shares under the stock option plan shall not exceed (i) 10% of the outstanding common shares of the Company at the time of granting of the options and (ii) 18,592,888 common shares of the Company, of which 4,940,000 common shares are reserved for issuance as awards other than options (Note 14a)).

Details of stock option activity are as follows:

	31 January	31 January	31 January
	2009	2008	2007
	Options	Options	Options
Outstanding - Beginning of
year	11,312,800	9,090,000	6,783,700
Granted	1,690,000	2,685,000	4,500,000
Cancelled / Forfeited	(75,000)	-	(700)
Exercised	(312,800)	(462,200)	(2,193,000)

Outstanding - End of year	12,615,000	11,312,800	9,090,000

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
For the years ended 31 January 2009, 2008 and 2007
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

8.	Share Capital - Continued

	b)	Stock Options - Continued

As at 31 January 2009, the following director, officer, consultant and employee stock options were outstanding:

			Number of
	Exercise Price	Exercise Price	options
Expiry Date	(US$)	(CDN$)	outstanding
9 March 2009	0.33	0.40	175,000
28 April 2009	0.61	0.75	150,000
5 July 2009	0.54	0.66	825,000
18 October 2009	0.64	0.79	50,000
30 March 2010	0.53	0.65	235,000
1 May 2010	0.69	0.85	350,000
15 June 2010	0.76	0.94	40,000
19 September 2010	1.11	1.36	1,690,000
24 October 2010	0.98	1.20	200,000
5 December 2010	0.93	1.15	200,000
20 March 2011	2.24	2.76	3,100,000
19 June 2011	2.41	2.97	325,000
1 September 2011	3.11	3.82	300,000
22 September 2011	2.85	3.51	75,000
5 January 2012	2.68	3.30	525,000
13 February 2012	2.99	3.68	1,250,000
8 March 2012	2.88	3.54	400,000
12 March 2012	2.92	3.59	250,000
23 March 2012	2.89	3.56	50,000
4 September 2012	3.00	3.69	360,000
12 December 2012	3.05	3.75	205,000
11 January 2013	3.03	3.73	70,000
31 January 2013	2.87	3.53	100,000
15 February 2013	2.72	3.35	500,000
2 June 2013	3.92	4.82	100,000
30 July 2013	3.22	3.96	175,000
30 January 2014	0.82	1.01	915,000
	1.94	2.40	12,615,000

As at 31 January 2009 all options had vested and were exercisable, with the exception of 30,000 which vest incrementally until September 2009 and 1,752,500 which vest upon completion of specific targets.

Subsequent to year end, on February 17, 2009, the Company granted 1,410,000 options to directors, officers and employees with an average exercise price of USD$0.82 per option.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
For the years ended 31 January 2009, 2008 and 2007
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

8.	Share Capital - Continued

	c)	Stock-Based Compensation

During the year ended 31 January 2009, the Company granted 1,690,000 options to directors, officers, consultants and employees with an average exercise price of USD$1.81 per option. The fair value of these options was estimated at the date of grant using the Black-Scholes Option Pricing Model with the following weighted average assumptions:

Risk-free interest rate	1.54% to 3.23%
Expected dividend yield	Nil
Expected stock price volatility	56.52% to 83.90%
Expected option life in years	2.33

The weighted fair value of options granted during the period was US$0.79. Option pricing models require the input of highly subjective assumptions including the estimate of the share price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options. During the year ended 31 January 2009, the Company recorded $1,822,000 for stock based compensation in its accounts as an expense of $487,000 and a debit to mineral property, plant and equipment of $1,335,000, with the offsetting entries going to contributed surplus.

During the year ended 31 January 2008, the Company granted 2,685,000 options to directors, officers, consultants and employees with an average exercise price of US$2.97 per option. These values were estimated at the date of grant using the Black-Scholes Option Pricing Model with the following weighted average assumptions:

Risk-free interest rate	3.23% to 4.35%
Expected dividend yield	Nil
Expected stock price volatility	62.47% to 65.02%
Expected option life in years	2.33

The weighted fair value of options granted was US$1.29 (Cdn$1.36) . The fair value of stock-based compensation in the amount of $3,077,000 has been recorded in the accounts of the Company as an expense of $635,000 and a debit to mineral property, plant and equipment of $2,442,000 with the offsetting credit going to contributed surplus.

During the year ended 31 January 2007, the Company granted 4,500,000 options to directors, officers, consultants and employees. The fair value of stock-based compensation in the amount of $4,723,000 has been recorded in the accounts of the Company as an expense with the offsetting entry to contributed surplus. This value is estimated at the date of grant using the Black-Scholes Option Pricing Model with the following weighted average assumptions:

Risk-free interest rate	3.89% to 4.09%
Expected dividend yield	Nil
Expected stock price volatility	59.91% to 83.01%
Expected option life in years	2.33

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
For the years ended 31 January 2009, 2008 and 2007
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

8.	Share Capital - Continued

	d)	Contributed Surplus

Contributed surplus represents accumulated stock-based compensation expense and warrants issued, reduced by the fair value of the stock options and warrants exercised.

Details are as follows:

	31 January	31 January
	2009	2008
Balance – Beginning of year	$20,825	$9,614
Current year fair value of stock-based compensation	1,822	3,077
Fair value of exchangeable warrants and debt conversion
(Note 7)	691	-
Fair value of warrants issued as finder’s fees	-	695
Fair value of warrants issued in unit financing	-	7,651
Change in fair value of warrants amended (Note 8a))	544	-
Accrual of Bonus Shares for Milestones 2 and 4 (Note
14a))	3,912	-
Fair value of stock options exercised during the year	(245)	(212)
Balance – End of year	$27,549	$20,825

e)	Share Purchase Warrants

Details of stock purchase warrant activity are as follows:

	31 January 2009		31 January 2008
		Weighted		Weighted
		Average		Average
		Exercise		Exercise
	Warrants	Price	Warrants	Price
		(US$)		(US$)
Warrants outstanding - beginning of
period	9,120,000	4.00	1,100,000	4.00
Issued (Note 8a))	-	-	8,020,000	4.00
Cancelled (Note 8a))	(8,020,000)	4.00	-	-
Issued (Note 8a))	4,010,000	3.00	-	-
Issued (Note 8a))	4,010,000	5.50	-	-
Issued (Note 7)	6,250,000	5.50	-	-

Warrants outstanding – end of period	15,370,000	4.74	9,120,000	4.00

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
For the years ended 31 January 2009, 2008 and 2007
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

8.	Share Capital - Continued

	e)	Share Purchase Warrants - Continued

On 17 April 2007, the Company issued 7,500,000 warrants in connection with a non-brokered private placement financing of 15 million units at US$2.75 per unit, with each unit comprising one common share and one-half of one warrant. Each whole warrant was exercisable into a common share at a price of US$4.00 at any time until 13 October 2008, subject to an early trigger if the 20- day volume weighted average price of the common shares is US$6.00 or more. In connection with the private placement, the Company has paid finders’ fees including an additional 520,000 broker warrants having the same terms as the warrants described above.

On 31 October 2006, the Company issued 600,000 warrants to BNP Paribas Loan Services as partial consideration under the agreement described in Note 14c). These warrants have an exercise price of US$4.00 per share and expire on 30 October 2010. The fair value of these warrants was $1,197,000. Further, upon delivering a bona fide offer of project financing, warrants to purchase an additional 500,000 shares of the Company at a price of US$4.00 per share at any time prior to 30 October 2010 will vest.

All of the warrants are exercisable as at 31 January 2009, except for 500,000 which vest upon delivery of a bona fide offer of project financing.

	f)	Shareholder Rights Plan

Effective 25 May 2007, the Company adopted an updated Shareholder Rights Plan (“Rights Plan”), which was approved by the Company’s shareholders’ on 27 June 2007 and modified by the Company’s shareholders on 17 June 2008. All common shares issued by the Company during the term of the Rights Plan will have one right represented for each common share held by the shareholder of the Company. The term of the Rights Plan is 10 years, unless the rights are earlier redeemed or exchanged. The Rights issued under the Rights Plan become exercisable only if a party acquires 20% or more of the Company's common shares without complying with the Rights Plan or without the approval of the Board of Directors of the Company.

Each Right entitles the registered holder thereof to purchase from the Company on the occurrence of certain events, one common share of the Company at the price of Cdn$50 per share, subject to adjustment (the “Exercise Price”). However, upon certain events occurring (as defined in the Rights Plan), each Right would then entitle the registered holder to receive, upon payment of the Exercise Price, that number of common shares that have a market value at the date of that occurrence equal to twice the Exercise Price. The Rights are not exercisable until the Separation Time, as defined in the Rights Plan.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
For the years ended 31 January 2009, 2008 and 2007
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

9.	Supplemental Disclosure With Respect To Statements of Cash Flows

During the years ended 31 January 2009, 2008 and 2007 the Company entered into the following non-cash investing and financing activities:

	2009	2008	2007
Issued nil (2008 – nil; 2007 – 2,000,000) shares to
Cliffs pursuant to the Company’s exercise of the
Cliffs Option to purchase the Cliffs Assets	$-	$-	$6,160
Issued promissory notes payable to Cliffs
pursuant to the Company’s exercise of the Cliffs
Option to purchase the Cliffs Assets	$-	$-	$12,518
Recorded an Asset Retirement Obligation and a
corresponding increase in Cliffs Assets pursuant
to the Company’s exercise of the Cliffs Option to
purchase the Cliffs Assets	$-	$-	$911
Issued nil (2008 - 150,000; 2007– nil) shares and
520,000 broker warrants for finders’ fees on
private placements	$-	$1,108	$-
Changes in accounts payable and accrued
liabilities related to Investing Activities	$1,970	$2,907	$-

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
For the years ended 31 January 2009, 2008 and 2007
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

10.	Related Party Transactions

The Company has conducted transactions with officers, directors and persons or companies related to directors and paid or accrued amounts as follows:

	2009	2008	2007

Consulting fees paid to David Dreisinger, a	$56	$63	$62
Director of the Company
Consulting fees paid to James Swearingen, a	-	55	60
Director of the Company
Management fees paid to Group 4 Ventures, an	-	81	180
affiliate controlled by the Executive Chairman of
the Company
Rent and office charges paid to Baja Mining	5	25	62
Corp., a company of which the Executive
Chairman was a director
	$61	$224	$364

The amounts charged to the Company for the services provided have been determined by negotiation among the parties and, in certain cases, are covered by signed agreements. These transactions were in the normal course of operations and were measured at the exchange value, which is the amount of consideration established and agreed to by the related parties.

During the year ended 31 January 2009, the Company paid $56,000 (2008 - $63,000 and 2007 - $62,000) to Dr. Dreisinger for consulting fees primarily in connection with activities related to the processing / technical side of the NorthMet project and related expenses (the latter were supported by invoices and receipts). The consulting fees were based on a monthly fee of Canadian $5,500 plus general sales tax. Throughout the term of his engagement, Dr. Dreisinger has conducted in-person and telephonic meetings with Mr. William Murray, the Company’s Executive Chairman and formerly its President and Chief Executive Officer, and other members of management at which he provided both verbal and written updates on the status of test work and made recommendations for future activities. These meetings occurred approximately every two to three weeks for the past five years.

During the year ended 31 January 2009, the Company paid $nil (2008 - $55,000 and 2007 - $59,600) to Mr. Swearingen for consulting fees primarily in connection with activities related to our agreements with Cliffs Erie L.L.C. and land tenure and related expenses (the latter were supported by invoices and receipts). The consulting fees were based on a monthly fee of $5,000. Mr. Swearingen spent a significant amount of time in our Hoyt Lakes office reporting to both Mr. Murray and Mr. Warren Hudelson, our senior officer at that site, on a regular basis until Mr. Joe Scipioni joined the Company. He then reported to Mr. Scipioni, who at the time, was PolyMet’s General Manager and Chief Operating Officer.

The agreements with Dr. Dreisinger and Mr. Swearingen were entered into at a time when the Company’s current business plans were being formulated and were month to month and oral in nature. Each agreement was approved by Mr. William Murray. They were discussed with the Company’s board of directors who did not consider that formal approval and written contracts were necessary at that time. The Company believes that both of these contracts were at terms at least as

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
For the years ended 31 January 2009, 2008 and 2007
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

10.	Related Party Transactions - Continued

good as could be obtained from third parties. The agreement with Mr. Swearingen was terminated effective January 1, 2008.

During the year ended 31 January 2009, the Company paid $nil (2008 - $81,000 and 2007 - $180,000) to Group 4 Ventures (“Group 4”) for the provision of consulting services of Mr. Murray, at a fixed monthly rate in accordance with a written contract. These amounts were in addition to the salary paid to him during the year ended 31 January 2008 of $172,000 (2007 - $53,000). Effective 1 July 2007, Mr. Murray’s employment agreement was adjusted to include, as salary, the amounts formerly paid to Group 4 Ventures as consulting fees and the contract with Group 4 was terminated.

During the year ended 31 January 2009, the Company paid $5,000 (2008 - $25,000 and 2007 - $62,000) to Baja Mining Corp. (“Baja”) primarily for rent and office costs, including health insurance plan costs. The agreement between Baja and the Company was oral in nature. Mr. Murray ceased being a Director of Baja in June 2008. Effective 1 February, 2007, the Company occupied its own premises and ceased paying rent to Baja. Effective 1 September, 2008, the Company ceased paying the remaining costs to Baja.

The Company believes that the contracts with Group 4 and Baja were at terms that were fair to the parties involved.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
For the years ended 31 January 2009, 2008 and 2007
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

11.	Income Taxes

The Company’s provision for income taxes differs from the amounts computed by applying the combined Canadian federal and provincial income tax rates to the net loss as a result of the following:

	2009	2008
Provision for recovery of taxes at statutory rates	$(1,361)	$(2,960)
Tax benefit not recognized on current year losses	2,751	1,770
Differences in foreign tax rates	(9)	19
Non-deductible items and other	(1,381)	1,171

	$-	$-

Future income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of the Company's future tax assets as at 31 January 2009 are as follows:

	2009	2008
Non-capital loss carry forwards	$10,421	$7,923
Unutilized exploration expenses	2,144	6,617
Capital assets	(36)	(10)
Total future income tax assets	12,529	14,530
Less: valuation allowance	(12,529)	(14,530)

Net future income tax assets	$-	$-

The Company has income tax loss carry forwards of approximately $9.9 million in Canada, which may be used to reduce future income taxes otherwise payable and which expire in the years 2010 to 2029.

The Company has income tax loss carry forwards of approximately $20.9 million in the United States, which may be used to reduce future income taxes otherwise payable and which expire in the years 2010 to 2029. Virtually all of the unutilized exploration expenses are in the United States.

The tax benefit of the above noted tax assets have been offset by recognition of a valuation allowance in these financial statements.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
For the years ended 31 January 2009, 2008 and 2007
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

12.	Segmented Information

The Company is in the feasibility stage of developing its mineral properties in the U.S. and provides for its financing and administrative functions at the head office located in Canada. Segmented information on a geographic basis is as follows:

2009	Canada	U.S.	Consolidated
Segment operating loss	$4,419	$117	$4,536
Identifiable assets	$7,221	$95,535	$102,756

2008
Segment operating loss	$3,287	$403	$3,690
Identifiable assets	$20,359	$68,840	$89,199

2007
Segment operating loss	$8,824	$9,069	$17,893
Identifiable assets	$8,498	$40,233	$48,731

13.	Investment

During the quarter ended 31 July 2007, the Company acquired, for cash, common shares of a publicly traded Canadian mining company whose primary business is the operation of a recommissioned base metal mine. This investment represents less than 5% of the public mining company’s outstanding common shares and was designated as available-for-sale and, as such, had been marked-to-market with the change in the fair value of the investment from acquisition to quarterly financial statements being recorded in Other Comprehensive Loss.

As at 31 January 2008, the Company determined that the investment has had an other than temporary decline in value. This determination was based on, among other factors, a significant drop in market price for the investment company’s main product and a continued decline in the share price of the investment company. The initial acquisition cost of the investment was US$2,495,000 (C$2,618,000) and the fair value of the investment at 31 January 2008 was US$1,445,000 (C$1,440,000). As a result, the Company recorded an investment loss of $1,050,000 in its income statement and reversed the amounts that had previously been recorded in Other Comprehensive Loss.

As at 31 January 2009, the Company determined that the investment has had an additional other than temporary decline in value. This determination was based on, among other factors, a continued drop in market price for the investment company’s main product and a continued decline in the share price of the investment company. The fair value of the investment at 31 January 2009 was US$57,000. In the first three quarters of the current fiscal year, the Company recorded investment losses of $1,272,000 due to declines in value in those quarters. In the fourth quarter, as a result of the additional decline in value, the Company recorded an additional investment loss of $93,000 in its income statement.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
For the years ended 31 January 2009, 2008 and 2007
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

14.	Contingent Liabilities and Commitments

a)

The Company has instituted a share bonus plan as part of its employment, management and consulting contracts for key management and project personnel. This bonus plan adds incentive for key personnel to reach certain prescribed milestones required to reach commercial production at the NorthMet Project. As at 31 January 2009, the Company had received shareholder approval of the Bonus Shares for Milestones 1 – 4 and regulatory approval for Milestones 1, 2 and 3. Milestone 4 is subject to regulatory approval, which will be sought in 2009. To date 3,940,000 shares have been issued for the achievement of Milestones 1 and 3.

The summary of the share bonus plan is as follows:

	Bonus Shares
Milestone 1	1,590,000	issued
Milestone 2	1,300,000	(i)
Milestone 3	2,350,000	(ii) issued
Milestone 4	3,640,000	(iii) and (iv)

(i)

Milestone 2 – Negotiation and completion of an off-take agreement with a senior metals producer for the purchase of nickel-hydroxide produced from the NorthMet Project, and / or an equity investment in the Company by such a producer or producers. The bonus shares allocated to Milestone 2 are valued at C$0.75. During the year ended 31 January 2009, the Company accrued $357,000 related to Milestone 2 (2008 - $nil; 2007 - $nil), these amounts were capitalized to Mineral Property, Plant and Equipment.

(ii)

Milestone 3 – Completion of a “bankable feasibility study” which indicates that commercial production from the NorthMet Project is viable. This milestone was achieved on 25 September 2006 and therefore, during the year ended 31 January 2007, the Company expensed a C$1,762,500 ($1,289,000) bonus as consulting fees and allotted 2,350,000 shares. These shares were issued in October 2006.

(iii)	Milestone 4 – Commencement of commercial production at the NorthMet Project at a time when the Company has not less than 50% ownership interest.

(iv)

At the Annual General Meeting of shareholders of the Company, held on 17 June 2008, the disinterested shareholders approved the bonus shares for Milestone 4. The bonus shares allocated to Milestone 4 are valued at US$3.80, the Company’s closing trading price on 17 June 2008. During the year ended 31 January, the Company accrued $3,583,000 related to Milestone 4 (2008 - $nil; 2007 - $nil), these amounts were capitalized to Mineral Property, Plant and Equipment.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
For the years ended 31 January 2009, 2008 and 2007
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

14.	Contingent Liabilities and Commitments - Continued

b)

Pursuant to the Company’s Asset Purchase Agreement with Cliffs (Note 4), for as long as Cliffs owns 1% or more of the Company’s issued shares, Cliffs will have the right to participate on a pro-rata basis in future cash equity financings. This agreement also includes a first right of refusal in favour of the Company should Cliffs wish to dispose of its interest.

c)

On 31 October 2006 the Company entered into an agreement with BNP Paribas Loan Services (“BNPP”) whereby BNPP will advise and assist PolyMet in all aspects of preparation for construction finance. As part of this agreement, BNPP was issued warrants to purchase 600,000 shares of the Company’s common stock at a price of US$4.00 per share at any time prior to 30 October 2010. The fair value of these warrants was $1,197,000. Further, upon delivering a bona fide offer of project financing, warrants to purchase an additional 500,000 shares of the Company at a price of US$4.00 per share at any time prior to 30 October 2010 will vest. As part of the agreement, PolyMet will also pay BNPP a monthly fee for its advice and assistance and pay the costs for BNPP’s independent engineers.

d)

On 13 October 2008, the Company entered into a collateral pledge agreement wherein it pledged a used drill rig which it owned against payments made by a supplier for parts that will be used in rebuilding the drill rig. The drill rig has a book value of $2,518,000 including the amount that the Company has capitalized related to an account payable of $1,443,000 for the full value of the parts.

e)

On 31 October 2008, the Company entered into agreements with Glencore wherein Glencore will provide marketing services covering concentrates, metal, or intermediate products at prevailing market terms for at least the first five years of production.

f)

On 31 January 2009, the Company had outstanding commitments related to equipment, consultants and the environmental review process of $1,000,000. Subsequent to year end, the Company entered into an additional commitment related to the environmental review process for $590,000.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
For the years ended 31 January 2009, 2008 and 2007
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

15.	Financial Instruments and Risk Management

Categories of financial assets and liabilities

Under Canadian GAAP, financial instruments are classified into one of the following five categories: held-for-trading; held to maturity investment; loans and receivables; available-for-sale financial assets, and other financial liabilities. The carrying values of the Company’s financial instruments are classified into the following categories:

	31 January	31 January
	2009	2008
Held-for-trading (1)	$7,354	$20,084
Available-for-sale	57	1,445
Loans and receivables	69	168
Other financial liabilities (2)	28,053	16,609

(1)	Includes cash and equivalents.
(2)	Includes accounts payable and accrued liabilities, convertible debt and long-term debt.

The Company has determined the estimated fair values of its financial instruments based on appropriate valuation methodologies. The fair values of the Company’s financial instruments are not materially different from their carrying values.

Risks arising from financial instruments and risk management

The Company’s activities expose it to a variety of financial risks: market risk (including foreign exchange), credit risk, liquidity risk, interest rate risk and investment risk. Reflecting the current stage of development of the Company’s NorthMet Project, PolyMet’s overall risk management program focuses on facilitating the Company’s ability to continue as a going concern and seeks to minimize potential adverse effects on PolyMet’s ability to execute its business plan.

Risk management is the responsibility of executive management. Material risks are identified and monitored and are discussed with the audit committee and the board of directors.

Foreign exchange risk

The Company incurs expenditures in Canada and in the United States. The functional and reporting currency of the Company is the United States dollar. Foreign exchange risk arises because the amount of Canadian dollar cash and equivalents, receivables, investment or payables will vary in United States dollar terms due to changes in exchange rates.

As the majority of the Company’s expenditures are in United States dollars, the Company has kept a significant portion of its cash and equivalents in United States dollars. The Company has not hedged its exposure to currency fluctuations.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
For the years ended 31 January 2009, 2008 and 2007
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

15.	Financial Instruments and Risk Management - continued

As at 31 January 2009, the Company is exposed to currency risk through the following assets and liabilities denominated in Canadian dollars:

	31 January	31 January
	2009	2008
Held-for-trading (1)	$155	$1,388
Available-for-sale	57	1,445
Loans and receivables	34	153
Other financial liabilities (2)	(255)	(454)

	$(9)	$2,532

(1)	Includes cash and equivalents.
(2)	Includes accounts payable and accrued liabilities.

Based on the above net exposures, as at 31 January 2009, a 10% change in the Canadian / United States exchange rate would impact the Company’s earnings by $1,000.

Credit risk

Credit risk arises on cash and equivalents held with banks and financial institutions, as well as credit exposure on outstanding accounts receivable. The maximum exposure to credit risk is equal to the carrying value of the financial assets.

The Company’s cash and equivalents are held through a large Canadian financial institution.

Liquidity risk

Liquidity risk arises through the excess of financial obligations over available financial assets due at any point in time. The Company’s objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements at any point in time. The Company achieves this by maintaining sufficient cash and equivalents.

Interest rate risk

Interest rate risk arises on cash and equivalents and long-term debt and fluctuations in the related interest rates. The Company has not hedged any of its interest rate risk.

As at 31 January 2009, the Company is exposed to interest rate risk through the following assets and liabilities:

	31 January	31 January
	2009	2008
Held-for-trading (1)	$7,354	$20,084
Other financial liabilities (2)	25,256	12,235

(1)	Includes cash and equivalents.
(2)	Represents long-term debt (Note 5) and convertible debt (Note 7).

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
For the years ended 31 January 2009, 2008 and 2007
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

15.	Financial Instruments and Risk Management - continued

Investment risk

The Company’s investment in the common shares of a publicly traded Canadian mining company (see Note 13) bears investment risk. The maximum exposure to investment risk is equal to the carrying value of the investment.

As at 31 January 2009, the Company is exposed to investment risk through the following assets:

	31 January	31 January
	2009	2008
Available-for-sale (1)	$57	$1,445

(1) Includes investment.

16.	Differences Between Canadian and United States Generally Accepted Accounting Principles

These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). The U.S. Securities and Exchange Commission requires that financial statements of foreign registrants contain a reconciliation presenting the statements on the basis of accounting principles generally accepted in the U.S. Any differences in accounting principles as they pertain to the accompanying consolidated financial statements are not material except as follows:

	a)	Under Canadian GAAP, the Company capitalizes accretion relating to its asset retirement obligations to mineral property, plant and equipment. Under US GAAP, this amount is expensed.

b)

Under Canadian GAAP, all of the elements of the convertible debt transaction are fair valued and then allocated book value on a pro-rated basis. The conversion feature on the debt is treated as equity. Under US GAAP it is treated as debt. This resulted in a $250,000 difference between convertible debt and shareholders’ equity.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
For the years ended 31 January 2009, 2008 and 2007
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

16.	Differences Between Canadian and United States Generally Accepted Accounting Principles -

Continued

The effects of the differences in accounting principles on accretion of asset retirement obligation on net loss and comprehensive loss are as follows:

	2009	2008	2007

Net Loss and Comprehensive Loss:

Net loss - Canadian GAAP basis	$4,536	$3,690	$17,893
Adjustment of accretion to asset retirement obligation	443	434	233

Net loss and comprehensive loss - U.S. GAAP basis	$4,979	$4,124	$18,126

Weighted average number of shares computed under U.S. GAAP	137,187,927	133,697,572	114,754,213

Loss per share following U.S. GAAP	$(0.04)	$(0.03)	$(0.16)

Convertible Debt – Canadian GAAP basis	$13,943	$-	$-

Convertible Debt – US GAAP basis	$14,193	$-	$-

Shareholders’ Equity – Canadian GAAP basis	$71,492	$69,151	$29,938

Shareholders’ Equity – US.GAAP basis	$70,085	$68,437	$29,658

b)	Recent U.S. Accounting Pronouncements, which relate to the Company’s current operations are summarized as follows:

SFAS 141R, “Business Combinations”

In December 2007, FASB issued a revised standard on accounting for business combinations (“SFAS-141R”). The statement is effective for periods beginning on or after December 15, 2008. SFAS-141R requires fair value measurement for all business acquisitions including pre- acquisition contingencies. The standard also expands the existing definition of a business and removes certain acquisition related costs from the purchase price consideration. Since the Company has not been involved in any business combinations, the adoption of this standard has no impact to the Company’s consolidated financial statements.